

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 8, 2009

Paul B. Bowman
Senior Vice President and Chief Financial Officer
Cymer, Inc.
17075 Thornmint Court
San Diego, CA 92127

> **Re: Cymer, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 000-21321**

Dear Mr. Bowman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief